UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

American Vantage Companies
(Name of Issuer)

Common Stock,  $.01 par value per share
(Title of Class of Securities)

03037B106
(CUSIP Number)
September 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 03037B106

1.	Names of Reporting Persons Michael C. Woloshin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power ** 1,000,000 Shares of Common Stock

	6.	Shared Voting Power ** -0-

	7.	Sole Dispositive Power ** 1,000,000 Shares of Common Stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.86%

12.	Type of Reporting Person (See Instructions) IN

(1) 500,000 of these shares are being held in escrow pursuant to an agreement among the Registrant, American Vantage Companies and a wholly-owned subsidiary thereof.

Schedule 13G
Michael C. Woloshin (cont.)

Item 1.
(a)	Name of Issuer

American Vantage Companies

(b)	Address of Issuer’s Principal Executive Offices

4735 S. Durango Dr., Suite 105, Las Vegas, Nevada 89147

Item 2.

(a)	Name of Person Filing

Michael C. Woloshin

(b)	Address of Principal Business Office or, if none, Residence

15 Birch Court, Ossining NY 10562

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share, of American Vantage Companies

(e)	CUSIP Number

03037B106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G
Michael C. Woloshin (cont.)

(d)	☐An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐A group, in accordance with §240.13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX ☒

Item 4. Ownership.

(a)	Amount beneficially owned:

1,000,000 Shares.

(b)	Percent of class:

14.86%

Schedule 13G
Michael C. Woloshin (cont.)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,000,000

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

1,000,000

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5. Ownership of 5% or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Schedule 13G
Michael C. Woloshin (cont.)

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

(a)	Not Applicable
(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2007

Michael C. Woloshin
/s/ Michael C. Woloshin

By:	/s/ Michael C. Woloshin